Capital Southwest Corporation

5400 Lyndon B. Johnson Freeway, Suite 1300

Dallas, Texas 75240

October 31, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Jay Williamson

Re:	Capital Southwest Corporation
Registration Statement on Form N-2
File No. 333-220385

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Capital Southwest Corporation (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form N-2 (File No. 333-220385) (the “Registration Statement”) be accelerated to 8:00 a.m., Eastern time, on Wednesday, November 1, 2017 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, David A. Kern of Jones Day, at 214.969.4536.

Please contact David A. Kern at Jones Day at 214.969.4536 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Capital Southwest Corporation

/s/ Michael S. Sarner
By:	Michael S. Sarner
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	James E. O’Bannon, Partner, Jones Day

David A. Kern, Partner, Jones Day